PL Capital, LLC

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

September 8, 2016

Mr. Steven Sugarman, Chairman, President & CEO
Banc of California, Inc.
18500 Von Karman Avenue
Suite 1100
Irvine, CA 92162

Dear Mr. Sugarman:

I was disappointed to read the August 31, 2016 letter to me from Banc of California's special counsel Wachtell, Lipton, Rosen & Katz, a copy of which is attached. That letter attempts to justify why the Banc of California (the Company) board refuses to meet with me and my partner John Palmer, despite our firm being one of the Company's largest shareholders. Why is it disappointing?

(1) We requested the meeting in a letter dated May 20, 2016. That letter, which itemizes the concerns we want to discuss with the Company's board, is attached. It should not take almost four months and the hiring of special counsel to respond to a simple request.

(2) Refusing to meet with us to address the serious and substantive concerns my firm and others such as ISS Risk Metrics have raised about the Company's executive compensation and corporate governance practices will not make those issues go away.

(3) The letter from Wachtell Lipton is filled with inaccuracies and falsehoods, purportedly justifying the board's refusal to meet with us. For example, PL Capital has never interfered with the hiring or retention of key employees, or the Company's capital raising efforts. We have always complied fully with Section 13(d) disclosure requirements regarding our intentions towards the Company. In fact, we have been explicitly transparent in our views about the Company.

(4) The letter from Wachtell Lipton also states that one reason for the board not to meet with us is because we had somehow not cooperated with the Company in providing information or answering questions relating to the legal affairs of the Company. We assume that refers to the overly broad subpoena the Company issued to PL Capital purportedly in connection with the Company's defamation lawsuit against a former recruiter. We thought it was a fishing expedition to badger PL Capital so we sought relief from a New Jersey Court. The Court agreed because it struck 49 out of 54 requests for information the Company sought from us as being "irrelevant" and "beyond the scope of the underlying proceeding." The Court went on to add that many of the Company's requests "seems to relate to [PL Capital's] criticism of bank governance and management, rather than bearing on the issues raised by the defamation case." As you know, we then provided all of the relevant documents requested by the Company and I



sat for a deposition on the relevant questions permitted by the Court. Copies of the relevant Court Order and selected pages of the transcript are attached.

In addition to the concerns noted in my May 20, 2016 letter, I would add that the Company's recent decision to spend $100 million of shareholders' capital over 15 years on naming rights for a soccer stadium is also a significant concern. That transaction raises serious questions about governance and wasting corporate assets. That transaction is also apparently rife with potential and actual conflicts of interest due to the relationships noted in the following LA Times and Bloomberg articles, copies of which are attached.

http://www.latimes.com/business/la-fi-boc-naming-rights-20160822-snap-story.html

http://www.bloomberg.com/news/articles/2016-09-07/ceo-helps-brother-again-with-100-million-soccer-stadium-deal

The market continues to value the Company at a significant discount to peers despite its above average operating performance (e.g. as noted in a recent KBW research report, BANC trades at 10.5x KBW's 2017 estimate and 11.4x consensus 2017 estimates versus the KRX index at 15.0x, a discount of over $400 million in market value). We believe that discount is the direct result of investors' and analysts' concerns about your and the board's actions and inactions. We reiterate our request for a meeting with the board. Please provide a copy of this letter and its attachments to each member of the board.

Regards,

Richard Lashley

Richard Lashley
Principal and Managing Member

Attachments

47 EAST CHICAGO AVENUE
SUITE 336
NAPERVILLE, ILLINOIS 60540
TEL.: (630) 848-1340
FAX: (630) 848-1342

67 PARK PLACE EAST
SUITE 675
MORRISTOWN, NJ 07960
TEL.: (973) 539-5400
FAX: (973) 539-5404

May 20, 2016

Mr. Steven A. Sugarman, Chairman, President & CEO
Banc of California, Inc.
18500 Von Karman Ave.
Suite 1100
Irvine, CA 92612

Dear Mr. Sugarman:

At the recent 2016 Annual Meeting of Banc of California, Inc. (the "Company" or "BANC"), I asked you and the Company's General Counsel, John Grosvenor, for an opportunity to meet with the Company's board of directors. Mr. Grosvenor asked that I also submit my request in writing, with a summary of the topics I want to cover at that meeting.

As I mentioned at the Annual Meeting, and in previous correspondence over the past 2 years, the vast majority of PL Capital's questions and concerns revolve around executive compensation and corporate governance. These matters are primarily controlled by the board of directors, hence PL Capital's view that a meeting with the board is necessary.

The following topics are the ones my partner John Palmer and I would like to discuss with the board. We would also be pleased to discuss any additional topics that the board feels are important.

- Addressing the 2016 Annual Meeting Results:

  Background: At the most recent Annual Meeting the shareholders expressed overwhelming support for PL Capital's Majority Voting Proposal (27 million votes FOR and only 645 thousand shares AGAINST). Shareholders also strongly rejected approval of the Company's executive compensation for the named executive officers (23 million votes AGAINST and 10 million votes FOR).

  While these were both advisory votes only, it is clear that shareholders are looking for the board to adopt a Majority Voting by-law and make significant changes in executive compensation and corporate governance.

  Discussion Topics: The board's plans with regard to: (a) adopting a Majority Voting proposal, and (b) modifying the executive compensation plans.

- Proxy Advisory Firms' View of the Company:

  Background: Both ISS and Glass Lewis have consistently rated the Company's overall corporate governance at, or close to, their lowest rank(s) possible, due primarily to their concerns over compensation and corporate governance, not operating performance.

  Discussion Topics: The implications of the most recent ISS and Glass Lewis reports and specific actions necessary to address their concerns.

- 2013 Omnibus Stock Incentive Plan:

  Background: The 2013 Plan is an "evergreen" plan which permits the granting of up to 20% of the "then outstanding" shares of the Company. We are concerned: (1) that the plan is excessive, and (2) it is unfair to burden current and future shareholders with the dilution from this plan, because the vast majority of current shareholders did not approve the plan (it passed with only 4.6 million shares voting FOR the plan in 2013 while there are ~50 million shares outstanding today).

  Discussion Topics:
  (1) Should the 2013 Plan be replaced with a new, less dilutive plan?
  (2) Should the new plan be submitted for shareholder approval at the 2017 annual meeting?
  (3) If the Company is unwilling to adopt a new plan, should the 2013 Plan at least be presented to shareholders at the 2017 Annual Meeting in a binding vote?

- Your Employment at Outside Firm(s), and Office Location:

  Background: In addition to your role as Chairman, President & CEO of the Company, you also have outside interests and employment. For example, you are the CEO of COR Securities. While we understand that such interests and employment are allowed by your recently revised employment agreement, which is very permissive with regard to your outside interests and employment, any division of your time and effort concerns us because BANC is a rapidly growing and complex organization. BANC is also approaching the critical $10 billion in assets mark, and has a ~$1 billion market cap. We believe BANC employees and shareholders deserve to have your undivided attention, which is impossible if you retain outside employment and material outside interests.

  It is our understanding that you primarily work out of an office in Beverly Hills, while the Company's headquarters is located in Irvine.

  Discussion Topics:
  (1) Should your employment agreement be revised to restrict outside employment and material outside interests?
  (2) Are there other executive officers with similar issues?
  (3) Should your primary office be in the Company's headquarters?

- <u>SARs:</u>

  Background: Your original SAR agreement had an anti-dilution feature which enabled you to accumulate additional SARs every time additional capital was raised. This enabled you to accumulate an additional 1 million SARs during the past few years. In 2016, you agreed to waive that anti-dilution feature on a prospective basis, which we appreciate. However, the board agreed to pay you $5 million in restricted stock to compensate you for waiving that right. We are concerned that: (1) the $5 million payment made to you (in restricted stock) to waive the right to future additional SARs was excessive and not done at fair value (i.e. Note 16 to BANC's 2015 Annual Report notes that the previously granted SARs had a fair value of less than $2.00 per SAR; that fair value implies you were expected to get 2.5 million or more SARs in the future to justify the $5 million payment, which does not appear reasonable or supportable given that you were entitled to get approximately 4% of every capital raise); (2) dividend equivalents are paid to you for your current holdings of SARs, a highly unusual feature; and (3) the Company did not clearly and separately disclose in the Executive Compensation table of the proxy statement the amount of the dividend equivalents you received on SARs in 2014 and 2015.

  Discussion Topics:
  (1) Why was the $5 million payment necessary for you to waive a feature that was (in PL Capital's view) excessive and inappropriate to have in the first place, and how was the payment amount derived?
  (2) Are the financial statement impacts of, and disclosures on, the fair value of previously granted SARs accurate if they are not consistent with the $5 million payment (which we assume was based on fair value of the right to future SARs)?
  (3) Should you waive the right to dividend equivalents on your SARs going forward?
  (4) Should the dividend equivalent payments be separately disclosed in the executive compensation table of future proxy statements?

- <u>Directors Fees:</u>

  Background: The current directors' fees appear out of line with peers.

  Discussion Topic: What is an appropriate level of board fees?

- <u>Lead Director Chad Brownstein:</u>

  Background: A cursory internet search of Mr. Brownstein and you produces indications that he and you have a relationship that goes beyond the Company. There is nothing wrong with recruiting people you personally know, respect and trust to be members of the board. However, we want to explore whether he has sufficient independence from you to serve as the Lead Director. We are also concerned that too much control is vested in Mr. Brownstein as the Lead Director of the Board and the Chairman of the Compensation, Nominating and Governance Committee. We also want to discuss the merits of separating that committee into a Compensation Committee and a Nominating/Governance Committee, each with its own chairman, which is a more typical and appropriate structure in our view.

Discussion Topics:
(1) Is Mr. Brownstein sufficiently independent from you to serve as the Lead Director?
(2) Should the Compensation, Nominating and Governance Committee be separated into 2 committees, each with a separate chairman (neither of which is Lead Director Brownstein)?

- Independent Director Halle Benett:

Background: Mr. Benett is listed in the 2016 proxy statement as an independent director of the Company despite his employment as a Managing Director and Head of the Diversified Financials Group at KBW/Stifel, a company which received underwriting fees in each of the last 3 years from the Company. While Mr. Benett is likely well qualified to serve as a director, we are concerned that the related party transactions disclosed in the 2016 proxy statement are significant enough to taint Mr. Benett's status as an independent director, at a minimum in substance, if not technically in form.

Discussion Topics: Should Mr. Benett resign from the board given the extent of the related party transactions, or, if he remains, should KBW/Stifel be barred from doing any business with the Company? If he remains should he be deemed an independent director?

- Frequency of the Vote on Executive Compensation:

Background: In light of shareholders' rejection of the named executive officers' compensation at the recent Annual Meeting, we want to discuss the appropriateness of moving to an annual vote, from the triennial vote used by the Company currently. A vote in 2017 and annually thereafter will allow the board to gauge whether shareholders approve of the Company's executive compensation plans on a more timely basis. An affirmative result in an annual vote on executive compensation will also help future Company director nominees garner shareholder and proxy advisory firm support when it is their turn for election.

Discussion Topic: The pros and cons of moving to an annual vote on executive compensation.

- Annual Meeting of Shareholders Format:

Background: The most recent Annual Meeting did not have a formal presentation, no shareholder Q&A was allowed on the proposals or any other matters and none of the directors but you bothered to attend. As I mentioned at the Annual Meeting, in my 35 years of professional experience, I cannot recall an annual meeting where all or the vast majority of the directors did not attend. I also heard that the Company physically barred a Wall Street research analyst from entering the meeting room because he was technically not a shareholder. While we fully appreciate that the Company is very transparent in many other forums (e.g. quarterly conference calls, investor presentations, investor conferences and road shows), the Annual Meeting is the only opportunity for all shareholders to have access to the senior management and board. Even if only one shareholder shows up, we believe that the board and management should be present and willing to entertain questions. And interested parties such as research analysts should always be allowed to attend.

Discussion Topic: Should the Company adopt a more comprehensive and open Annual Meeting format, in line with other public companies? Should it be webcast?

- **Market Valuation:**

  Background: BANC has better than average performance metrics such as ROA and ROTCE, however, BANC is valued in the bottom decile of all publicly traded peer banks with $5 to $10 billion in assets, based upon forward PE ratios. BANC currently trades at ~10x 2017 EPS estimates while its similarly sized peers trade at an average of ~13x, a 30% discount (despite the fact that many of those peers do not have BANCs performance metrics). We believe that the market's unwillingness to give BANC a higher valuation multiple is a reflection of the market's concern over compensation and corporate governance. The market is likely to substantially increase BANC's valuation if the Company's board is willing to substantially modify and de-risk the current compensation and corporate governance structures.

  Discussion Topic: Why won't the market give BANC a higher multiple? Will right-sizing executive compensation and addressing corporate governance issues garner a higher market valuation?

The results of the 2016 Annual Meeting and the issues highlighted by ISS and Glass Lewis make it clear that the board and management need to make significant changes in executive compensation and corporate governance. We look forward to meeting with the board to discuss these important topics.

We also want to hear the board and management's views on the issues noted above and we stand ready to adjust our views where appropriate. You, the board, the management team and the staff at the Company deserve significant credit for building BANC into a high performing and fast growing bank. We look forward to the Company making similar progress in its compensation and corporate governance structures.

Please provide a copy of this letter to each member of the board.

I look forward to hearing from you to discuss scheduling a meeting with the board.

Regards,

Richard Lashley

cc: Mr. John Grosvenor, General Counsel, Banc of California, Inc.

CEO Helps Brother, Again, With $100 Million Soccer Stadium Deal

Jennifer Surane   Zeke Faux   Dakin Campbell

jennysurane   ZekeFaux   dakincampbell

September 7, 2016 — 5:00 AM EDT

Ten years ago Steven Sugarman, a former Lehman Brothers investment adviser, co-wrote a book on how to avoid stock losses. One of its top tips: "Beware of companies run by family and friends."

Now, Sugarman is chief executive officer of the fastest-growing publicly traded U.S. bank -- a lender exhibiting some of the red flags listed in his book. Banc of California is riding high enough to pay $100 million for the naming rights on Los Angeles's new soccer stadium, one of the **richest** prices ever in Major League Soccer. Sugarman's brother is a minority investor in the team, marking the latest in a series of deals involving the CEO's family and associates.



Steven Sugarman

Photographer: Katie Falkenberg/Los Angeles Times via Getty Images

Banc of California is an outlier among legions of small banks that struggled to regain their footing after the global financial crisis. Since Sugarman helped recapitalize the company in 2010, its assets have soared more than tenfold to $10.2 billion as of midyear, fueled by acquisitions. (Tip No. 4 in Sugarman's book: "Beware of companies that go on buying binges.")

At 41, he's the youngest CEO among the more than 100 U.S. banks with a market value exceeding $1 billion, according to data compiled by Bloomberg. And he's generating the highest return for shareholders in that group -- about 56 percent this year, on top of 32 percent in 2015. (Tip No. 8: "Beware too much focus on stock price.")



The bank has drawn big investors including Oaktree Capital Management and counts former Los Angeles Mayor Antonio Villaraigosa as an adviser. And the market-beating returns have come despite misgivings expressed over the years by one of the bank's biggest shareholders, academics and **community activists** over deals benefiting Sugarman's family and board members. Institutional Shareholder Services, an adviser to investors, credits the bank's auditing but gives the firm's overall governance risk the worst grade on the scale. (Tip No. 7: "Listen to the skeptics.")

Sugarman, in an interview, said the Irvine-based bank will keep pursuing opportunities that optimize returns even if that means more related-party transactions. The bank details them in regulatory filings, noting they've been vetted by the board. To a degree, such deals are inevitable, he said, because the board and executive team are almost never more than "one to two degrees of separation" from leaders in Southern California's business community.



"It's our backyard, it's our hometown and the return on this investment is something we're pretty excited about," he said of the stadium deal in an interview from Bloomberg's offices in Los Angeles. Any time potential conflicts arise, the bank will "manage them, we'll make sure they're done right and we'll make sure there's full disclosure."

A company spokesman, Cale Ottens, said Sugarman's brother Jason -- one of more than two dozen investors in the Los Angeles Football Club -- had no involvement in the stadium deal. Jason Sugarman didn't respond to messages seeking comment. Nor did Jason Sugarman's father-in-law,

Hollywood executive Peter Guber, a fellow owner who serves as the club's executive chairman and co-owns the Golden State Warriors basketball team.

Warning Signs

The soccer club and its partners aim to **privately finance** the $350 million stadium, according to the team's website. Banc of California's $100 million contribution, described by people with knowledge of the deal, exceeds the lender's combined profits for 2014 and 2015. The company has promised to pay it over 15 years, the people said.

Such transactions, even when disclosed, should serve as warning signs for investors when deciding whether to buy the stock, said William Black, a former regulator who's now an economics and law professor at the University of Missouri-Kansas City.

"These kinds of conflicts of interest, we have known for millennia, are associated with a dramatically increased risk of failure, and an amazingly increased risk of loss upon failure," said Black, who worked at the Office of Thrift Supervision in the 1990s.

Sugarman had this to say in his book: "Disclosure does not cleanse the problems associated with conflicts of interest. It simply alerts investors that there may be trouble down the road."

Tip No. 3: "Take a close look at who's in charge."

Sugarman, a former McKinsey & Co. consultant with degrees from Dartmouth College and Yale Law School, left Lehman Brothers in 2005, helped start a hedge fund and wrote "The Forewarned Investor" with a colleague. In 2010, he was part of an investor group that injected $60 million into First PacTrust Bancorp, helping it repay a government bailout. Two years later, the firm announced Sugarman would co-run the company alongside then-CEO Gregory Mitchell, who resigned a month later.

Securities Book

Within a year, Banc of California adopted its new name as its balance sheet swelled. The firm completed acquisitions, expanded its securities book, added branches and increased lending. Along the way, it drew accolades for expanding in California communities neglected by other banks.

But even the California Reinvestment Coalition, which has praised such work, expressed concerns in 2014 about the bank's related-party deals. For example, Banc of California bought a business belonging to a board member, which helped him repay a debt to Sugarman's family. And the lender bought another business that had just hired Sugarman's brother.

The bank spells out those deals in periodic reports, and its rising share price signals investors haven't been particularly alarmed.

Consulting, Training

The first one began in December 2012, when the company hired a mortgage business run by one of its board members, Jeffrey Seabold, to provide consulting and training for $100,000 a month. The following May, Seabold stepped down from the board and became a senior executive under a contract that gave the company an option to buy his firm, CS Financial. Banc of California exercised it months later for $10 million.

At the time, Banc of California said Seabold was the majority owner and that Sugarman's relatives held a minority stake. The bank later disclosed that Seabold transferred all of the stock he received in the sale to Sugarman's sister-in-law for "repayment of a certain debt" owed by CS Financial to an entity she controlled. The sister-in-law, Elizabeth Sugarman, who is Jason Sugarman's wife and Guber's daughter, didn't respond to an e-mail seeking comment.

In 2013, Banc of California bought the Palisades Group, a money manager overseeing more than $1.7 billion in assets. Jason Sugarman had started working for Palisades as a consultant a few months before the sale, eventually earning more than $1.3 million from the bank through 2015. The lender sold Palisades to its management team earlier this year.

While consulting for the bank, Jason Sugarman was working for an insurance company. That firm, according to the Securities and Exchange Commission, was controlled by California financier Jason Galanis. who has been arrested twice in the past year. He pleaded guilty in July to manipulating markets and said he's innocent of separate charges that he stole money raised by selling bonds on behalf of an American Indian tribe. Hugh Dunkerley, a director at one of Steve Sugarman's personal holding companies until last year, also was charged in the tribal bond scam. He pleaded not guilty.

The Sugarmans weren't accused of any involvement in the alleged scam, Steven Sugarman said his company had no role, and there's no direct link between Galanis and the bank or its CEO. Lawyers for Galanis and Dunkerley declined to comment on the pending case.

Activist Investor

By mid-2014, some investors were expressing concern about Banc of California's related-party deals with CS Financial and Palisades. Richard Lashley, a principal at activist investor PL Capital LLC, one of the bank's largest shareholders, sent Sugarman a letter that June.

"I understand that independent members of the board reviewed and approved them but the issue is not mooted by that form because the substance, and taint, remains," Lashley wrote. "Related-party transactions should be avoided going forward."

Lashley didn't respond to messages seeking comment.

The bank has disclosed other potential conflicts of interest. Keefe, Bruyette & Woods underwrote sales of the company's securities from 2014 to 2016. One of the bank's board members, Halle J. Benett, is a managing director at KBW, leading its diversified financials group. A spokesman for KBW, a unit of Stifel Financial Corp., declined to comment, and Benett didn't respond to a message seeking comment.

Additional Disclosures

Your cheat sheet on life, in one weekly email.
Get our weekly Game Plan newsletter.

Enter your email   Sign Up

The relationship with Oaktree, the private equity shop run by Howard Marks, required Banc of California to make additional disclosures to shareholders. After the investment firm took a stake in November 2014, Banc of California extended more than $50 million in credit facilities to companies owned by Oaktree. In 2014 and 2015, Oaktree also paid the Palisades Group about $10.5 million in management fees. The firm exited its stake in the bank during this year's second quarter, according to a regulatory filing. An Oaktree spokeswoman declined to comment.

Used copies of Sugarman's book now sell for a penny on Amazon. In 2010, his co-author paid more than $1.7 million to settle a U.S. regulator's probe into illegal short-selling. As part of the settlement, he didn't admit or deny wrongdoing.

The pair's warning about companies run by family covered instances when CEOs place their kin in senior posts, but also included related-party transactions. The red flags described in the book don't necessarily mean something is amiss, they said.

"A company could be perfectly sound and exhibit one or more of the traits listed," they wrote. However, "the accumulation of danger signs should be taken by investors as an indication of a heightened level of risk."

Banc of California snags naming rights for L.A. Football Club soccer stadium



When the Los Angeles Football Club takes the field in its new Exposition Park stadium in 2018, its home pitch will bear the name of an Irvine bank some Angelenos might not have heard of.

By **James Rufus Koren**

AUGUST 23, 2016, 6:40 PM

When the Los Angeles Football Club takes the field in its new Exposition Park stadium in 2018, its home pitch will bear the name of an Irvine bank some Angelenos might not have heard of.

Yet the scope of the 15-year deal that the Banc of California announced Tuesday with the Major League Soccer expansion franchise goes far beyond the typical naming-rights agreement.

Not only will the lender have a branch on site, but it will serve as the bank for the team and its affiliated nonprofit foundation. Moreover, it has already participated in a $180-million syndicated loan with other banks funding stadium construction — and it plans to lend to the project's minority subcontractors.

The deal may seem surprising given the bank's size — it's tiny compared with other banks that have named pro-sports venues — but it reflects a web of relationships the bank's leaders have nurtured behind the scenes with the team's management and its star-studded backers since an expansion-minded ownership group took over the institution in 2010.

"We have a lot of relationships with the ownership group," said Steven Sugarman, chief executive of Banc of California. "We're probably zero or one degree of separation between myself and everyone in the ownership group."

For starters, Sugarman's brother, Jason, is a minority investor in the soccer team and son-in-law to the team's executive chairman, Hollywood producer Peter Guber – though Sugarman said his brother owns a tiny stake in the team and had no involvement with the naming-rights deal.

Eric Holoman, one of the bank's board members, is also president of Magic Johnson Enterprises. The former Lakers star is another part owner of the team.

But the relationship that Sugarman said sparked the deal is one between himself and club President Tom Penn. Both are members of the organizing committee trying to bring the Olympics to Los Angeles in 2024.

Banc of California serves as the organizing committee's bank, while the new stadium is one of the venues that would be used during the games.

Penn said he liked the idea of working with Banc of California because of its focus on Los Angeles and its track record of lending to businesses overlooked by other banks. The bank is one of the few to have earned an "outstanding" rating from federal regulators for its lending to small businesses and minority borrowers.

"It's incredibly important for us and our endeavor that we're affiliated with local L.A. businesses that are in the community making life better," Penn said. "Banc of California does that better than any other bank in America."

The $350-million stadium complex is being built on the site of the Los Angeles Memorial Sports Arena, a 57-year-old venue that is being demolished to make way for the 22,000-seat soccer stadium. The development will feature more than 100,000 square feet of restaurant, retail and office space.

The venue is scheduled to be completed by March 2018, when that year's MLS season begins.

LAFC has pledged to hire minority- and woman-owned businesses to do at least 35% of the construction work on the stadium. Sugarman said he hopes to bring those companies into Banc of California's fold too, providing loans that contractors will need as they work on the stadium.

"Those businesses will become growth businesses," he said. "Those contracts will generate the need for additional capital."

What's more, loans to those firms could help the bank meet federal obligations to lend to small businesses and minority borrowers.

It's reminiscent of a deal announced last year by City National Bank in which the L.A. bank said it would lend to small and minority-owned businesses that have contracts with major utility companies.

It's a little out of the mold for a bank of our size. But we think it's exciting.

— Steven Sugarman, Banc of California chief executive

David Carter, executive director of the Sports Business Institute at USC's Marshall School of Business, said it has become standard procedure for firms that take on naming rights to pledge different types of benefits for local communities.

"It's common that a community-centric message resonates," he said. ""No company is going to spend that kind of money, allocate those kids of resources and then not crow about the fact they're trying to make a difference in the community."

Neither the bank nor the team would disclose financial terms of the arrangement. But the naming rights could help make Banc of California, which has existed under that moniker for only three years, more of a household name.

Though the bank has grown dramatically over the last few years, it has fewer than 40 branches and assets of about $10 billion, making it by far the smallest bank to put its name on a professional sports venue.

By comparison, it's about one-tenth the size of BBVA Compass, the bank that holds the naming rights to Houston's pro soccer stadium.

"It's a little out of the mold for a bank of our size," Sugarman said. "But we think it's exciting. It demonstrates the commitment we have to California and to Los Angeles."

Sugarman was part of a group of investors that in 2010 took control of Chula Vista lender Pacific Trust Bank, which back then had less than $1 billion in assets.

Sugarman became the bank's chief executive in 2012 and has since led the bank through a growth spurt. Over the last few years, the bank moved its headquarters to Irvine, bought a handful of smaller lenders and, in 2013, changed its name to Banc of California.

Though Angelenos might have seen Banc of California ads around town, many touting the lender as the official bank of USC athletics, Larry Berg, managing owner of the soccer club, acknowledged that the bank isn't well-known.

But he said that's not a bad fit for his team, which is starting from scratch in a city that already has one successful MLS franchise, the LA Galaxy.

"We're not as well-known either," said Berg, a senior partner at New York private equity firm Apollo Global Management. "They're on the rise, we're on the rise. And frankly, to have California as part of our stadium's name is very attractive."

james.koren@latimes.com

Follow me: @jrkoren

ALSO

Anaheim ignores Angels' objections and goes ahead with major development near stadium

L.A. City Council declares 8/24 as 'Kobe Bryant Day'

Tim Tebow will show off his baseball skills for MLB teams next week in Los Angeles

---

UPDATES:

5:30 p.m.: This article was updated with additional details and quotes throughout.

This article was originally published at 10:15 a.m.

WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON
HERBERT M. WACHTELL
PAUL VIZCARRONDO, JR.
PETER C. HEIN
HAROLD S. NOVIKOFF
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
PAUL K. ROWE
MARC WOLINSKY
DAVID GRUENSTEIN
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
GEORGE T. CONWAY III
RALPH M. LEVENE
RICHARD G. MASON
MICHAEL J. SEGAL

DAVID M. SILK
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL
DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JOSEPH D. LARSON
LAWRENCE S. MAKOW
JEANNEMARIE O'BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

GEORGE A. KATZ (1965-1989)
JAMES H. FOGELSON (1967-1991)
LEONARD M. ROSEN (1965-2014)

OF COUNSEL

WILLIAM T. ALLEN
MICHAEL H. BYOWITZ
PETER C. CANELLOS
DAVID M. EINHORN
KENNETH B. FORREST
THEODORE GEWERTZ
RICHARD D. KATCHER
MEYER G. KOPLOW
DOUGLAS K. MAYER
ROBERT B. MAZUR
MARSHALL L. MILLER
PHILIP MINDLIN
ROBERT M. MORGENTHAU
DAVID M. MURPHY

DAVID S. NEILL
BERNARD W. NUSSBAUM
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON
PATRICIA A. ROBINSON*
ERIC M. ROTH
MICHAEL W. SCHWARTZ
STEPHANIE J. SELIGMAN
ELLIOTT V. STEIN
WARREN R. STERN
PATRICIA A. VLAHAKIS
ANTE VUCIC
AMY R. WOLF

IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
DAVID A. SCHWARTZ
JOHN F. LYNCH
WILLIAM SAVITT
ERIC M. ROSOF
MARTIN J.E. ARMS
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
DAVID K. LAM
BENJAMIN M. ROTH

JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE
DONGJU SONG
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
VICTOR GOLDFELD
EDWARD J. LEE
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN
AMANDA K. ALLEXON
LOUIS J. BARASH
FRANCO CASTELLI
DIANNA CHEN
ANDREW J.H. CHEUNG
PAMELA EHRENKRANZ
UMUT ERGUN
KATHRYN GETTLES-ATWA
ADAM M. GOGOLAK

PAULA N. GORDON
NANCY B. GREENBAUM
MARK A. KOENIG
LAUREN M. KOFKE
J. AUSTIN LYONS
ALICIA C. McCARTHY
AMANDA N. PERSAUD
S. CHRISTOPHER SZCZERBAN
JEFFREY A. WATIKER

DIRECT DIAL: (212) 403-1307
DIRECT FAX: (212) 403-2307
E-MAIL: DBANDERS@WLRK.COM

August 31, 2016

Mr. Richard Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ 07960

Dear Mr. Lashley:

My firm serves as special counsel to the board of directors (the "Board") of Banc of California, Inc. (the "Company"). The Board has received and carefully reviewed your letter dated May 20, 2016, and has directed me to respond to your letter on its behalf.

The Board has determined that a meeting with you or your firm would present significant regulatory and legal issues for the Company and, accordingly, would not be in the best interests of the Company and all of its stockholders. More specifically, the Board has serious concerns about your prior conduct with respect to, and method of engagement with, the Company and its employees. This conduct includes specific actions you or your firm have taken that, the Board believes, have been inconsistent with the interests of the Company's stockholders as a whole. And as you know, the Board is charged with protecting the interests of all stockholders. Based on its review, the Board believes there is evidence that you or your firm deliberately sought, without factual basis, to disparage the Company and its hiring efforts in its local markets, obstruct its retention of key employees and interfere with then-active capital raising efforts. You and your firm have also been unwilling to provide information that the Company previously requested as part of its efforts to assess your firm's conduct and intentions toward the Company. Your refusals to cooperate with the Company to provide information or answer questions relating to the legal affairs of the Company continue to raise serious questions about your intentions toward the Company and your lack of public disclosure thereof. Separately, the Board has reviewed your public statements and media interviews and has concerns about your firm's compliance with the federal securities laws in the course of its fundraising activities.

If you wish to respond to this letter, the Company would expect that you will do so in compliance with the federal securities laws, and we call your attention to the disclosure requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Very truly yours,



David B. Anders

cc:
Phillip M. Goldberg, Foley & Lardner LLP
John C. Grosvenor, General Counsel, Banc of California, Inc.
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz



ENTERED ON ACMS

COPY

FILED
JUN 12 2015
Hon. Robert J. Brennan, J.S.C.

WALDER, HAYDEN, P.A.
5 Becker Farm Road
Roseland, NJ 07068-1727
(973) 992-5300
Melvyn H. Bergstein, ID #205861963

FOLEY & LARDNER LLP
90 Park Avenue
New York, NY 10016
Phillip M. Goldberg, Esq. (of counsel)
Jonathan H. Friedman, Esq. (of counsel)
Julie A. Fulop, ID #114342014

Attorneys for Richard Lashley and PL Capital, LLC

BANC OF CALIFORNIA, INC., a Maryland Corporation; BANC OF CALIFORNIA, N.A.; and STEVEN A. SUGARMAN, Plaintiffs, v. TODD PONAMAN, an individual; HARRISON BRAUN & ASSOCIATES, a California Corporation; and DOES 1-20, inclusive, Defendants.	SUPERIOR COURT OF NEW JERSEY LAW DIVISION: MORRIS COUNTY DOCKET NO. MRS-L-750-15 CIVIL ACTION **ORDER TO QUASH SUBPOENA** IN PART *Petition Related to a Subpoena Issued under R.4:11-4(b)*

This matter, having been opened by Melvyn H. Bergstein, Esq., counsel for Richard Lashley and PL Capital, LLC, recipients of a non-party subpoena from plaintiffs in the above-captioned out-of-state litigation pending in California Superior Court, the Court having considered the moving papers and for good cause shown;

IT IS on this 12th day of _June_, 2015,

ORDERED that the subpoena heretofore issued and served upon Richard Lashley and PL Capital, LLC, by plaintiffs be and is the same hereby *in part** quashed, and it is further

ORDERED that a copy of this ORDER shall be served upon Richard Lashley and that he and PL Capital, LLC are relieved of any obligations under the aforesaid subpoena; and it is further

ORDERED that a copy of this Order shall be served upon all parties in the above-captioned litigation within 7 days of the date of this Order.



_____ J.S.C.
ROBERT J. BRENNAN, J.S.C.

Opposed.
Reasons on the record.
See attached supplement to this order.

* Requests to produce 2–11, 14 and 17–54 are stricken. Requests to produce 1, 12, 13, 15 & 16 are limited as per attached supplement. Deposition is limited as per attached supplement.

-2-

BANC OF CALIFORNIA v. PONAMAN

MRS-L-750-15

SUPPLEMENT TO ORDER FILED ON JUNE 12, 2014

Pursuant to R. 4:10-3(d) and for the reasons set forth orally on the record today, the court has stricken certain of plaintiffs' requests for production of documents in the subpoena directed to third parties PL Capital and Richard Lashley that is at issue on this petition. The court has limited other requests for production of documents and has limited the scope of the permissible areas of inquiry at the deposition.

The limited requests for production of documents now read as follows in their restated form:

1   All DOCUMENTS (including but not limited to e-mails) reflecting COMMUNICATIONS between YOU and Todd Ponaman in September 2014 and between October 1 and 17, 2014, on the subject of the allegedly defamatory statements set forth in paragraph 18 of the first amended complaint.

12   All DOCUMENTS (including but not limited to e-mails) reflecting COMMUNICATIONS between YOU and Todd Ponaman reflecting a statement that Steven Sugarman "treats the bank as if it was his own piggy bank."

13   All DOCUMENTS (including but not limited to e-mails) reflecting COMMUNICATIONS between YOU and Todd Ponaman relating to reimbursement by BANC OF CALIFORNIA of Steven Sugarman's expenses.

15   All DOCUMENTS (including but not limited to e-mails) reflecting COMMUNICATIONS between YOU and Todd Ponaman relating to any allegations that Steven Sugarman engaged in unlawful conduct.

16   All DOCUMENTS (including but not limited to e-mails) reflecting COMMUNICATIONS between YOU and Todd Ponaman relating to Steven Sugarman [*sic*] investing $360,000 of his own money to resist a takeover attempt by BANC OF CALIFORNIA shareholders.

All other requests for production of documents are stricken.

The permissible areas of inquiry at the deposition are as follows:

- o When and where (if parties were physically present) did any such conversation(s) (the conversation(s) are alleged by Ponaman to have taken place between Ponaman and Lashley) described in Ponaman's answers to special interrogatories 20, 21, 22 and 23 take place?

- o Was anyone else physically present or on the telephone?

- o How long did any such conversation(s) (*i.e.*, the one(s) described by Lashley) last?

- o What each party to the conversation(s) said.

- o How many such conversations (*i.e.*, the one(s) described by Lashley) took place on the topic of the alleged defamatory statements described in paragraph 18 of the first amended complaint? When? Who participated? Who said what? How long did each conversation last?

o Did Lashley or PL Capital repeat what Ponaman allegedly said to anyone else? If so, to whom? When? Orally or in writing?

The deposition is strictly limited to the foregoing. There shall be no inquiry on any of the topics raised by the stricken requests for production of documents.

requests into categories, without analyzing each of the
specific requests, not providing any specific argument
to support the requests for information, other than
putting them together into categories and making
general statements about them.

I have -- what I've done is to examine the --
the individual requests, which I'll deal with first
before addressing any issue about the actual
testimonial phase of the -- of the deposition. So
request for production number one calls for -- some
terms are defined, such as documents and
communications, but not a word such as interactions --
all documents including but not limited to emails
reflecting communications between you and Todd Ponaman
from 2011 to the present. There's no basis -- no
argument given here as to why such a broad time-frame
is required.

The -- the Ponaman alleged defamatory
statement was made in October of 2014 in that email
that I referred to and this goes well-beyond asking for
communications or documents relating to the -- the
alleged defamation.

And I'm not going to say, "Alleged
defamation," each and every time; I'll just say,
"Defamation," instead of that.

So this is -- it's overly-broad and calls for
material that is not relevant. Under Rule 4:10-3, I'm
limiting this. This -- this request for d -- for
production now reads as follows: All documents,
including but not limited to emails -- and that
parenthetical we'll assume obtains throughout whenever
I'm permitting documents to be demanded -- reflecting
communications -- I've stricken, "And interactions,"
because I don't know what that means -- between you --
a defined term, so the parties know what that means --
and Todd Ponaman in September 2014 and October 2014, up
to and including October 17 of 2014. So that is a
restated document demand.

Number two, all documents reflecting
communications -- and, as I say, "And interactions," is
stricken throughout -- between you and any recruiter
relating to Banc of California from -- from 2011 to the
present, the bank characterizes -- it -- it groups
requests two to -- two through ten together saying that
the PL parties communications internally and with
others, including Banc of California personnel relative
to Banc of California or Mr. Sugarman, going all the
way back to -- to 2011. And it's not explained why any
recruiter would be relevant to this. I've stricken
number two.

As well as number three -- request three is stricken, which calls for the same type of information regarding any individual or entity relative to the bank from 2011 to the present.

I won't say it every time, but this time-frame of 2011 to the present isn't justified anywhere. The Ponaman defamation occurred one time according to -- according to the bank. Somewhere in the record it states that Ponaman has retracted and agreed to cease and desist, but he was never deposed and no documents were demanded from him, so there's nothing in the record about whether he ever said anything else, but the bank doesn't allege that he ever did defame it otherwise. I've stricken number three.

Number four, communications. This is between PL and any individual or entity relating to any employee of the bank from 2011 to the present. This again is grouped in this num -- in -- two to ten and 16 and 38 to 48 are all in this category that the bank describes as communications internally and with others relating -- I'm sorry, including bank personnel relative to the bank. This is an overly-broad demand that calls for irrelevant information and I've stricken it.

Number five, communications between PL and any individual or entity relating to shareholders. It's not explained why such communications would be relevant here. It seems to relate to La -- Richard Lashley's criticism of bank governance and management, rather than bearing on -- on the issues raised by the defamation case, so five is stricken.

As is six, which calls for communications between La -- PL and any shareholder of the bank reflecting any criticism of the bank. That gets even closer -- farther away from this case and closer to the dispute between Sugarman and Lashley, and that dispute one gathers, and I gather as I read this, is what animates many of these demands for documents. The context of this of course is Pashley's(sic) criticism of Sugarman which isn't relevant to any of the bank's defamation allegations, so six is stricken.

As is seven, which calls for communications between PL and any shareholder of the bank relating to operations of the bank. Any shareholder -- clearly, Lashley is a shareholder and he's been involved and he's put his criticism in writing, and there's no justification for such a broad call for what I conclude is irrelevant information. Seven is stricken.

Eight is stricken, communications between La

-- PL and any other bank reflecting any criticism of
the bank from 2011 to present. All of these requests
could be stricken solely on the basis of the
time-frame, which apparently goes back -- I think that
goes back to a point in time when two compe --
competing California banks may have merged. That may
be the -- what suggested the 2011 time; I'm not
certain, but it's too much time and there's -- there's
no basis for such a -- a broad casting of the net.
Eight is deleted -- stricken.
          Nine is stricken, communications between PL
and any other bank relating to operations of the bank,
our bank here, from 2011 to the present relating to
operations. Overly-broad, irrelevant. Nine is
stricken.
          Ten is stricken, communications between PL
and any individual or entity relating to expenditures
of funds by the bank from 2011 to the present. Too
much of a -- of an overbroad time and an overbroad
request for what appears to be irrelevant information.
          Eleven is stricken, communications between PL
and any individual or entity reflecting discussion of
any good-faith payment by the bank in the Popular
Community Bank transaction. If we go back to Exhibit G
in support of the petition, Lashley's June 6th, 2014

letter at pages six and eight, this is the very topic
of -- of one of the criticisms, one of the issues that
he was -- that he was raising, so this seems to be
based entirely on Lashley's criticism of Sugarman and
the bank and not Ponaman's defamatory comments.
          Twelve, I have revised and limited. It now
reads as follows: All documents reflecting
communications -- strike "And interactions" -- between
you and Todd Ponaman reflecting a statement that Steven
Sugarman treats the bank as if it was his own piggy
bank. I'll permit that, but Ponaman is the defamer, so
I'm going to limit the inquiry to that.
          I've also limited number 13, which now
reads: All documents reflecting communications
between you and Todd Ponaman -- so it's not individual
or entity; it's Todd Ponaman -- relating to
reimbursement by the bank of Sugarman's expenses.
That has to do with the defamation and I'll permit
inquiry on that point.
          Number 14, I've deleted, because the
information called for there is not part of the
defamation claim. Fifteen -- so 14 is stricken.
          Fifteen is limited. I'll permit inquiry or
demand for production of all documents reflecting
communications -- not interactions -- "And

interactions" is out entirely throughout all of this;
I think I've said that -- between you and Todd Ponaman
-- not any individual or entity, but Todd Ponaman --
relating to any allegations that Steven Sugarman
engaged in unlawful conduct. That too is part of Todd
Ponaman's allegation -- or his defamation.

I've limited 18(sic) to documents reflecting
communications between you and Todd Ponaman and
relating to Steven Sugarman, et cetera, for the same
reasons.

I've stricken -- I've stricken the remainder
of these document demands, but let me tell you why.
Seventeen -- now we're in a new grouping, according to
the bank's categorization of these demands. They
describe this as the P -- the PL p -- that's -- yeah,
Lashley -- the petitioners' notes, communications with
third-party professionals relative to Bank of America.
This includes internal investment memoranda and notes
prepared by any employee of PL. This is unnecessarily
invasive and intrusive.

Number 18 -- all of -- all of these are
stricken -- communications between you and any
third-party valuation, diligence, investigative,
advisory, banking, consulting, or other similar type of
firm. Stricken for the same reason as 17.

Nineteen, I've stricken for the same reason.
They're overly-broad; they're intrusive and not
relevant.

Now, 20, we move into another grouping,
according to the bank's categories, and this is the PL
party's communications relative to the two competitor
banks to which Ponaman sought to divert Bank of America
employees. And it's -- it's not clear from the papers
why criticism of the competitors would cause
prospective employees to go there. I -- I -- I didn't
understand that, but that group of requests, 20 through
23, is similarly stricken as irrelevant, overly-broad
in time, and intrusive of PL's business.

With 24, 25, and 26, these are stock ledgers
relative to the bank and its two competitor banks, and
so that's just a statement of -- a description of
what's required with -- with no justification or
explanation of why this material would be discoverable,
so 24, 25, 26 are stricken.

And that brings us to 27 through 29,
communications between the petitioners and its
investors or partners relative to the bank and its two
competing banks, and this goes all the way back to
2011. Stricken for the same reasons as I have
described earlier.

1   We come now to 30, which is in its own
2   category, a list of your investors, including but not
3   limited to any limited partnerships that have made
4   investments in you. Unlimited in time, it doesn't
5   relate to the current time, and it would appear to be
6   related to the so-called activism of Lashley and his
7   company as a shareholder, rather than the defamation.
8   Thirty-one and 32 are grouped together,
9   files relative to Banc of California. Again, this is
10 intrusive and there's no demonstration of why this
11 material would be relevant, particularly in terms of --
12 yeah, and 32 is much the same with no limitation in
13 time.
14   Thirty-three is grouped with 11 to 16 and 49
15 to 54 --
16   (Pause in proceeding)
17   Bear with me.
18   (Pause in proceeding)
19   Excuse me.
20   (Pause in proceeding)
21   Yeah, 33 is argued to be -- and at page seven
22 of the bank's brief, this material is part of the
23 defamatory material uttered by Ponaman, but that does
24 not appear to be so to me, so I've stricken it for that
25 reason.

1   There's no demonstrated need for phone bills
2   called for in request number 34.
3   For the same reason, I've stricken 35.
4   (Pause in proceeding)
5   Bear with me please. Yeah, 34 and 35 are
6   grouped together calling for phone bills, but I think
7   that goes too far, and is narrowed in time, which I'll
8   grant you, but I still think it's burdensome and
9   unnecessary and irrelevant here.
10   (Pause in proceeding)
11   Number 36 is grouped with two and ten and 38
12 to 48, communications between PL and any current or
13 former Banc of California employees from 2011 to the
14 present. Stricken for overbreadth and no apparent
15 relevance.
16   Thirty-seven I think is in its own category
17 -- yeah, over on page eight, documents containing
18 certain keywords such as bank or -- or Sugarman.
19 Unlimited in time, extremely burdensome, and not tied
20 to the defamation.
21   Then we pick up with 38 through 48 grouped
22 together as PL party's communications internally and
23 with others. And essentially the same reasoning is --
24 is present here. The time-frame is overly-broad. The
25 material does not appear to be relevant or reasonably

1   subject to discovery. That's 38 to 48.
2   And then I think we have one more grouping --
3   yes, 49 to 54, which is described by the bank as
4   communications internally and with others reflecting
5   the substance of the specific defamatory statements
6   made by Ponaman and facts relative to the events
7   underlying these statements as listed in the
8   interrogatory responses.
9   Forty-nine starts off about good-faith
10   payment by the Banc of California in the Popular
11   Community Bank transaction. This has nothing to do
12   with the defamation. It has -- it bears on the June
13   6th, 2014 letter we've already discovered(sic) -- or
14   we've already discussed.
15   The discussions between Lashley and Palmer,
16   who are I believe the principal of both -- principals
17   in PL -- Palmer and Lashley I guess -- reflecting a
18   statement that Steven Sugarman treats the bank if it
19   was his own piggy bank. These internal conversations
20   I'm not going to permit discovery to be taken because
21   of the -- their intrusive nature. And that's true
22   through 54.
23   Now, in terms of the deposition, I thought
24   the parties might need a bit of a charter here, so I've
25   prepared a supplement to the order that will be entered

1   today and it'll be attached to the order. So let me --
2   let me read this then so it gets incorporated here into
3   my decision: Pursuant to Rule 4: -- 4:10-3(d) and for
4   the reasons set forth orally on the record today, the
5   Court has stricken certain of plaintiff's requests for
6   production of documents and the subpoena directed to
7   third parties, PL Capital and Richard Lashley, that is
8   at issue on this petition. The Court has limited other
9   requests for production of documents as -- and has
10   limited the scope of the permissible areas of inquiry
11   at the deposition, which I'm about to do. The limited
12   requests for production of documents now read as
13   follows in their restated form.
14   And I'm not going to go through all this. I
15   list one, 12, 13, 15, and 16, which are the permitted
16   and restated demands for requests. All other requests
17   for production of documents are stricken.
18   The permissible areas of inquiry -- this gets
19   me to the point -- at the deposition are as follows --
20   and there will be a deposition, but it's going to be
21   limited to these topics -- and these are bulleted here:
22   When and where, if parties were physically present, did
23   any such conversation or conversations -- and the
24   conversations are alleged by Ponaman to have taken
25   place between Ponaman and Lashley -- that's a

parenthetical -- described in Ponaman's answers to
special interrogatories 20, 21, 22, and 23 take place;
was anyone else physically present or on the telephone;
how long did any such conversations, the ones described
by Lashley, last; what each party to the conversation
said; how many such conversations, the ones described
by Lashley, took place on the topic of the alleged
defamatory statements described in paragraph 18 of the
first amended complaint; when; who participated; who
said what; how long did each conversation last; did
Lashley or PL Capital repeat what Ponaman allegedly
said to anyone else; if so, to whom, when, orally, or
in writing.
        The deposition is strictly limited to the
foregoing. There shall be no inquiry on any of the
topics raised by the stricken requests for production
of the documents.
        So that I'll attach to the order which we'll
enter today and send to counsel in the mail. Thank you
all very much.
        MR. GOLDBERG: Thank you, Your Honor.
        MR. ROSTAMIAN: Thank you, Your Honor.
        MS. STEEDLE BOGAD: Thank you, Your Honor.
        MR. BERGSTEIN: Thank you for working so
hard, Judge.

        THE COURT: Well, counsel all worked hard on
this. I think you deserve the Court's best effort as
well.
        MR. BERGSTEIN: Yeah, thank you.
        MR. GOLDBERG: Thank you.
      (Proceeding concluded at 11:23:34 a.m.)